United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Old Glory Holding Company

(Exact name of issuer as specified in its charter)

Delaware	87-3523038
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3410 NW 63rd Street, Suite 600, Oklahoma City, Oklahoma 73116

(Full mailing address of principal executive offices)

888-446-5345

(Issuer’s telephone number, including area code)

Cautionary Warning Regarding Forward-Looking Statements

The following discussion reviews our results of operations for the six month period ended June 30, 2025 as compared to the six month period ended June 30, 2024 and assesses our financial condition as of June 30, 2025 as compared to December 31, 2024. You should read the following discussion and analysis in conjunction with the accompanying consolidated financial statements and the related notes and the consolidated financial statements and the related notes for the year ended December 31, 2024 included in our Annual Report on Form 1-K for that period. Results for the six month period ended June 30, 2025 are not necessarily indicative of the results for the year ending December 31, 2025 or any future period.

Unless the context requires otherwise, references to the “Company,” “we,” “us,” “our,” or similar references mean Old Glory Holding Company and its consolidated subsidiary. References to the “Bank” refer to Old Glory Bank.

This report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements may relate to our financial condition, results of operations, plans, objectives, or future performance. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “seek to,” “strive,” “focus,” “expect,” “anticipate,” “predict,” “project,” “potential,” “believe,” “continue,” “assume,” “intend,” “plan,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ from those anticipated in any forward-looking statements include, but are not limited to:

●	Our ability to maintain appropriate levels of capital and to comply with our capital ratio requirements and consent order;
●	Restrictions or conditions imposed by our regulators on our operations;
●	Increases in competitive pressure in the banking and financial services industries;
●	Changes in access to funding or increased regulatory requirements with regard to funding, which could impair our liquidity;
●	Changes in deposit flows, which may be negatively affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic or industry conditions;
●	Credit losses as a result of declining real estate values, increasing interest rates, increasing unemployment, changes in payment behavior or other factors;
●	Credit losses due to loan concentration;
●	Changes in the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;
Our ability to successfully execute our business strategy;
●	Our ability to attract and retain key personnel;
●	Changes in the interest rate environment which could reduce anticipated or actual margins;
●	Changes in political conditions or the legislative or regulatory environment, including new governmental initiatives affecting the financial services industry;
●	Changes in economic conditions resulting in, among other things, a deterioration in credit quality;
●	Changes occurring in business conditions and inflation;
●	Increased cybersecurity risk, including potential business disruptions or financial losses;
Changes in technology;
●	The adequacy of the level of our allowance for credit losses and the amount of loan loss provisions required in future periods;
●	Examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses or write-down assets;
●	Changes in U.S. monetary policy, the level and volatility of interest rates, the capital markets and other market conditions that may affect, among other things, our liquidity and the value of our assets and liabilities;
●	Any increase in FDIC assessments which will increase our cost of doing business;
●	Risks associated with complex and changing regulatory environments, including, among others, with respect to data privacy, artificial intelligence (“AI”), information security, climate change or other environmental, social and governance matters, and labor matters, relating to our operations;
The rate of delinquencies and amounts of loans charged-off;
●	The lack of seasoning of our loan portfolio;
●	Adverse changes in asset quality and resulting credit risk-related losses and expenses;
●	Changes in accounting standards, rules and interpretations and the related impact on our financial statements;
●	Risks associated with actual or potential litigation or investigations by customers, regulatory agencies or others;
●	Adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed;
●	The potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as trade disputes and tariffs, epidemics and pandemics, war or terrorist activities, such as the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, disruptions in our customers’ supply chains, disruptions in transportation, essential utility outages or trade disputes and related tariffs; and disruptions caused from widespread cybersecurity incidents; and
●	Other risks and uncertainties detailed in “Risk Factors” beginning on Page 9 of our Offering Circular dated December 13, 2024 and in our other filings with the SEC.

If any of these risks or uncertainties materialize, or if any of the assumptions underlying such forward-looking statements proves to be incorrect, our results could differ materially from those expressed in, implied or projected by, such forward-looking statements. We urge investors to consider all of these factors carefully in evaluating the forward-looking statements contained in this Quarterly Report on Form 1-SA. We make these forward-looking statements as of the date of this document and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those expressed in, or implied or projected by, the forward-looking statements, except as required by law.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Old Glory Bank is an online community-oriented bank, but our “community” is not tied to a geographic location, but to a value-system for those individuals who believe in the greatness of America and the US Constitution. People used to select a bank that was closest to their home, but in the age of mobile banking, customers can now select a bank that is closest to their identity. Customers can still walk into our beautiful physical branch in Elmore City, OK, and open a bank account, but nearly all new accounts are opened and managed online.

The Bank has two primary product lines: Consumer Banking Products and Business Banking Products. As of the date of this filing, consumer deposit accounts represent approximately 97% of the total number of accounts held at the Bank, but only approximately 77% of the value of the Bank’s total deposits. Many of the Bank’s revenue streams (such as interchange revenue, account activity fees, and deposit service charges) track with the relative value of the deposits held by consumers versus businesses.

At June 30, 2025, we had total assets of $232.5 million, a 26.8% increase from total assets of $183.4 million at December 31, 2024. The largest component of our total assets is cash and cash equivalents which represent $199.4 million, or 85.8%, of our total assets. The Company continues to maintain the majority of its assets in highly liquid cash instruments while it obtains the necessary capital for future growth. Deposit balances of $221.6 million comprise the vast majority of our liability balances and have grown approximately $93 million, or 72%, in the last 12 months. Total stockholders equity was $10.1 million at June 30, 2025 or 4.3% of assets.

Like most banks, we derive the majority of our income from interest received on our cash, loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is the amount of net interest income, or the difference between the income on our interest-earning assets, such as cash, loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread. In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients.

Comparison of Operating Results for the 6 Months Ended June 30, 2025 and 2024

Summary of Results

The following table summarizes the Company’s results for the six months ended June 30, 2025 and 2024:

	2025	2024
(dollars in thousands)

Net loss	$(8,855)	$(7,172)
Diluted earnings per share	$(0.21)	$(0.18)
Return on average assets	-8.52%	-11.81%
Return on average equity	-174.18%	-129.31%
Net interest margin	3.58%	4.51%
Fee income to average assets	1.38%	1.41%
Noninterest expense to average assets	13.11%	18.68%

The Company reported a net loss of $8.9 million, or $0.21 per diluted share, for the six months ended June 30, 2025, a $1.7 million, or 23.5%, increase from the $7.2 million net loss, or $0.18 per diluted share, reported for the same period in 2024. The increase in loss was driven primarily by a $1.8 million non-cash compensation expense recorded for employees and service providers during the six months ended June 30, 2025 compared to no expense recorded during the six months ended June 30, 2024.

Net Interest Income

Net interest income for the six months ended June 30, 2025 increased $1.0 million, or 41.9%, to $3.5 million from $2.5 million during the same period in the prior year.

The following table summarizes the components of the Company’s net interest income for the six months ended June 30, 2025 and 2024:

	2025			2024
	Average			Average
	Outstanding		Yield /	Outstanding		Yield /
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Interest-earning Assets:
Loans, including loans held for sale	$9,663	340	7.04%	$5,227	109	4.17%
Investments	14,575	336	4.61%	556	21	7.55%
Interest earning deposits	170,522	3,677	4.31%	103,199	2,716	5.26%
Total interest-earning assets	194,760	4,352	4.47%	108,982	2,846	5.22%
Noninterest earning assets	6,032			7,894
Total assets	$200,792			$116,876

Interest-bearing liabilities:
Interest-bearing transaction accounts	$32,008	247	1.54%	$5,930	36	1.21%
Savings accounts	87,337	537	1.23%	56,561	349	1.23%
Time deposits	4,843	79	3.26%	75	1	2.67%
Total interest bearing deposits	124,188	863	1.39%	62,566	386	1.23%

Total interest-bearing liabilities	124,188	863	1.39%	62,566	386	1.23%

Noninterest-bearing deposits	66,458			44,102
Other noninterest-bearing liabilities	261			481
Total liabilities	190,907			107,149

Total shareholders’ equity	9,885			9,727
Total liabilities and shareholders’ equity	$200,792			$116,876

Net interest income		3,489			2,460

Net interest-earning assets (1)	$70,572			$46,416

Average interest-earning assets
to interest-bearing liabilities	157%			174%

Net interest rate spread (2)		3.08%				3.99%

Net interest margin (3)		3.58%				4.51%

Cost of funds (4)		0.91%				0.72%

(1) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities

(2) Net interest rate spread represents the difference between the yield on average assets and the cost of averag interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest bearing assets.

(4) Cost of funds represents interest on interest-bearing liabilities divided by the sum of total interest-bearing liabilities and noninterest-bearing liabilities

The following table sets forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the six months ended June 30, 2025 compared to the six months ended June 30, 2024:

	June 30, 2025 vs June 30, 2024
	Increase (Decrease) Due To
			Rate /
	Volume	Rate	Volume	Total
(dollars in thousands)

Interest income:
Loans	$185	150	(104)	231
Investments	1,059	(16)	(728)	315
Interest-earning deposits	3,544	(981)	(1,601)	961
	4,788	(848)	(2,433)	1,507
Interest expense:
Interest-bearing transaction accounts	317	20	(125)	211
Savings accounts	380	(2)	(189)	188
Time deposits	127	-	(50)	78
	824	18	(364)	477

Net interest income	$3,964	(865)	(2,069)	1,030

The change in net interest income between the periods was primarily the net result of the following factors:

●	Average interest-earning assets increased $85.8 million, or 78.7%, due primarily to increases in investments and interest-earning deposits.
●	Average net interest-earning assets increased $24.2 million, or 52.0%, due to an increase in noninterest-bearing deposits.
●	Cost of funds increased 19 bp, or 26.3%, from 72 bp to 91 bp, while the yield on interest-earning assets declined 75 bp, or 14.4%, to 4.47% from 5.22%. These changes resulted in a decline in net interest rate spread to 3.08% from 3.99% and a decline in net interest margin to 3.58% from 4.51%.

Provision For Credit Loss

The Company recognized a provision for credit losses of $0.2 million for the six months ended June 30, 2025 as compared to an immaterial provision for credit losses during the same period in the prior year. As of June 30, 2025, the Company has only two non-performing loans. Because it does not have any of its own loss history, the Company relies on a model that utilizes industry averages to determine its provision for credit loss.

Noninterest Income

The following table summarizes noninterest income for the six month periods ended June 30, 2025 and 2024:

	2025	2024	Change
(in thousands)

Service charges and fees	$341	126	215
Gain on sale of loans	202	881	(679)
Gain on sale of investment securities	133	-	133
Interchange income	764	431	333
Other	-	28	(28)

Total noninterest income	$1,440	1,466	(26)

Total noninterest income decreased slightly for the six months ended June 30, 2025 to $1.4 million from $1.5 million for the six months ended June 30, 2024. The following factors had an impact on the change in noninterest income during these periods:

●	Service charges and fees increased $0.2 million, or 170%, due to a 105% increase in transaction deposits between June 30, 2024 and June 30, 2025 which generated significantly higher levels of non-sufficient funds (NSF), wire and monthly account fees.
●	Gain on sale of loans declined $0.7 million, or 77.1%, due to the sale of American Mortgage Bank in April of 2024 which accounted for the majority of this decline.
●	Gain on sale of investment securities increased $0.1 million due to the Company’s decision to sell certain securities at a gain to supplement capital levels.
●	Interchange income increased $0.3 million, or 77.3%, due to the 105% increase in transaction deposits discussed above which also results in higher levels of customer debit and credit card activity which generates approximately 90-95 bp of interchange income for each $1 spent. Monthly debit card spending averaged $12.9 million per month during the first six months of 2025 as compared to $7.6 million per month during the same period in 2024.

Noninterest Expense

The following table summarizes noninterest expense for the six month periods ended June 30, 2025 and 2024:

	2025	2024	Change
(in thousands)

Salaries and employee benefits	$5,307	5,058	249
Stock compensation expense	1,823	-	1,823
Occupancy and equipment	113	128	(15)
Data processing	3,866	2,856	1,010
Marketing	718	562	157
Consultants	268	743	(475)
Client service expense	511	512	(1)
Bank director fees	146	113	33
Holding company director fees	237	238	(1)
Miscellaneous	645	881	(236)

Total noninterest expense	$13,634	11,091	2,544

Total noninterest expense increased $2.5 million, or 22.9%, to $13.6 million for the six months ended June 30, 2025 as compared to $11.1 million in the same period of the prior year. The following factors had an impact on the change in noninterest expense during these periods:

●	Compensation and employee benefits increased $0.2 million, or 4.9%, due to an increase in the number of full time equivalent (FTE) employees from 78 as of June 30, 2024 to 83 as of June 30, 2025.
●	Stock compensation expense increased $1.8 million. Due to the difficulty in arriving at a value for the Class B common stock option and warrant grants in 2022 and 2023, management utilized the intrinsic value method available under ASC 718-10-15-3, which resulted in a valuation of $0 through June 30, 2024. During late 2024, a valuation for the Class B common stock was established at $7 per share, resulting in an expense being recognized for Class B options and warrants under both the intrinsic value method (instruments issued through December 31, 2023) and the Black-Scholes method (instruments issued beginning January 1, 2024).
●	Data processing increased $1.0 million, or 35.4%. This increase is due to fees incurred for the continued build out of technology to support the Company’s digital and newly-announced crypto offerings.
●	Marketing expense increased $0.2 million, or 27.9%, as the Company continues to invest in national advertising in lieu of a branch network.
●	Consultants expense declined $0.5 million, or 63.9%, due to temporary staffing costs incurred in the prior year for new account onboarding. These costs were replaced with FTE employees during the 2025 period.
●	Other expense declined $0.2 million, or 26.8%, due to a decline in costs associated with American Mortgage Bank which was sold in April, 2024.

Income Taxes

The Company reported no federal or state income tax expense in either the six months ended June 30, 2025 or 2024 due to the Company’s operating losses. The Company had federal and state income tax operating loss (“NOL”) carryforwards of approximately $26.9 million as of December 31, 2024.

Comparison of Financial Condition as of June 30, 2025 and December 31, 2024

General

Total assets grew to $232.5 million as of June 30, 2025, an increase of $49.1 million, or 26.8%, from the $183.4 million in total assets reported as of December 31, 2024.

Total Cash and Cash Equivalents

Total cash and cash equivalents grew $24.8 million, or 14.2%, to $199.4 million as of June 30, 2025 compared to a balance of $174.6 million as of December 31, 2024. The majority of cash equivalent balances are comprised of Fed Funds sold and an excess balance account with the Federal Reserve through a program managed by the Oklahoma Bankers Bank. The Company continues to maintain the majority of its deposit balances in highly liquid cash instruments while it obtains the necessary capital for future growth.

Investment Securities

The following table summarizes the estimated fair value and net unrealized gain or loss of investment securities available for sale as of June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
	Estimated	Net	Estimated	Net
	Fair	Unrealized	Fair	Unrealized
	Value	Gain (Loss)	Value	Gain (Loss)
(in thousands)

U. S. Treasury	$4,196	2	199	-
Agency	7,984	(18)	-	-
Municipal	226	(9)	224	(3)

	$12,406	(25)	423	(3)

Loans Receivable

The Bank has taken a measured approach to lending as it builds its lending platform and secures the capital needed for future growth. A summary of the Bank’s loan portfolio by product as of the last five quarters is as follows:

	June 30,	March 31,	December 31,	September 30,	June 30,
	2025	2025	2024	2024	2024
(in thousands)

Residential real estate	$3,638	4,017	600	1,010	545
Commercial real estate	5,159	1,712	349	471	789
Commercial and Industrial	3,631	2,182	2,338	995	954
Consumer and other	2,289	2,257	423	192	70
Overdrafts	172	96	75	54	351

	$14,889	10,264	3,785	2,722	2,709

Allowance for Credit Losses

The Company has experienced minimal levels of problem assets since its inception in 2022. The following tables summarizes the asset quality of the Company and related allowance for credit losses as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024:

	As of
	June 30, 2025	December 31, 2024
(dollars in thousands)

Non-performing loans	$79	81
Allowance for credit losses	$193	42
Allowance for credit losses to loans	1.30%	1.13%
Allowance for credit losses to non-performing loans	244.30%	51.85%

For the Six Months Ended
	June 30, 2025	June 30, 2024
(dollars in thousands)

Net charge-offs	$-	-

Core Deposit Intangible

Core deposit intangible declined $7 from December 31, 2024 to June 30, 2025 due to scheduled amortization. Core deposit intangible represents the fair value deposit premium associated with the November 30, 2022 acquisition of First State Bank of Elmore County. The core deposit intangible is being amortized over a 10-year period on a straight-line basis.

Prepaid Expenses

Prepaid expenses declined $0.1 million, or 3.2%, due to scheduled amortization. Prepaid expenses represent payments to certain vendors to develop the Bank’s technology platform, including software development work for enhancements to Old Glory Pay and to the Bank’s customer-facing front end for online and mobile banking. These payments are being amortized over their estimated useful life of an average of five years.

Deposits

Deposits grew $48.6 million, or 28.1%, from $173.0 million as of December 31, 2024 to $221.6 million as of June 30, 2025 as the Bank continues to attract both retail and small business deposit relationships throughout all 50 states.

A summary of the Bank’s deposit portfolio by product as of the last five quarters is as follows:

	June 30,	March 31,	December 31,	September 30,	June 30,
	2025	2025	2024	2024	2024
(in thousands)

Non-interest bearing transaction	$83,927	65,824	60,392	52,992	47,269
Interest bearing transaction accounts	39,701	32,864	27,285	18,178	12,950
Savings	91,250	88,233	81,591	75,201	68,222
Time deposits	6,706	4,407	3,741	2,962	75

Total deposits	$221,585	191,328	173,009	149,333	128,516

A summary of the historical growth in the number of retail and small business deposit accounts as of the last five quarters is as follows:

	Number of Accounts
	June 30,	March 31,	December 31,	September 30,	June 30,
	2025	2025	2024	2024	2024

Retail	71,714	68,279	63,162	60,555	58,074
Small business	2,641	2,330	1,794	1,444	1,125

Total deposits	74,355	70,609	64,956	61,999	59,199

A summary of the historical growth in the value of retail and small business deposit accounts as of the last five quarters is as follows:

	Value of Accounts
	June 30,	March 31,	December 31,	September 30,	June 30,
	2025	2025	2024	2024	2024
(in thousands)

Retail	$171,476	156,444	138,150	127,579	113,415
Small business	50,109	34,884	34,859	21,754	15,101

Total deposits	$221,585	191,328	173,009	149,333	128,516

Capital

The Company’s stockholders’ equity was $10.1 million as of June 30, 2025, a slight decrease from $10.3 million as of December 31, 2024.

In order to support the asset growth and operating results of the subsidiary Bank, the Company continues to seek invested capital from both accredited investors and through a Regulation A (Tier II) offering open to all investors. A summary of invested capital raised during the years ending December 31, 2022-2024 and during the six months ending June 30, 2025 by type of capital is as follows:

	Class A	Class B	Exercise of
	Accredited	Reg A General	Stock	Stock
	Investors	Investors	Options	Compensation	Total
(in thousands)

2022	$17,000	-	-	-	17,000
2023	10,443	-	-	-	10,443
2024	12,591	940	385	6,606	20,522
June 30, 2025	1,303	5,544	-	1,823	8,670

	$41,337	6,484	385	8,429	56,635

As of June 30, 2025, the Bank subsidiary’s Tier 1 leverage ratio was 4.60%. This amount is considered “adequately capitalized” under Prompt Corrective Action regulatory guidelines, but below “well capitalized” which requires a Tier 1 leverage ratio of 5% or higher. In addition, the Bank has a further Tier 1 leverage ratio requirement of 14% as discussed further in the Regulatory Capital Matters footnote to these consolidated financial statements. See further discussion of the Bank’s capital condition in Footnote 9 Subsequent Events of the June 30, 2025 Unaudited Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, and the sale of loans held for sale. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and prepayments are influenced by the growth of our customer base, awareness in the market, general interest rates, economic conditions and competition. The Bank’s Asset/Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers, as well as unanticipated contingencies. We believe that we have substantial sources of liquidity to satisfy our short- and long-term liquidity needs as of the date of this report.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows and borrowing maturities, yields available on interest-earning deposits and securities, and the objectives of our asset and liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short-term securities. Our most liquid assets are cash and cash equivalents. The level of these assets is dependent on our operating, financing, lending, and investing activities during any given period. As of June 30, 2025, cash and cash equivalents and investment securities totaled $211.8 million, a level which substantially covers our deposit base of $221.6 million.

Our cash flows are derived from operating activities, investing activities, and financing activities as reported in our statements of cash flows included in our financial statements.

Our largest operating use of cash flows is the origination of loans held for sale which totaled $10.2 million for the six months ended June 30, 2025. This use is substantially offset by the receipt of proceeds from the sale of loans held for sale which totaled $9.5 million for the six months ended June 30, 2025.

Our largest investing use of cash flows is the net origination of loans receivable and the net purchase of investment securities available for sale which totaled $11.1 million and $11.8 million, respectively, for the six months ended June 30, 2025.

Our primary financing source of cash flows is the net growth in deposit accounts and proceeds from capital contributions which totaled $48.6 million and $6.8 million, respectively, for the six months ended June 30, 2025.

As of June 30, 2025, the Bank had no outstanding borrowings from the Federal Reserve or any other financial institutions. Loan commitments as of June 30, 2025 totaled approximately $1.0 million and consisted entirely of revolving 1-4 family commitments.

The Bank is subject to various regulatory capital requirements, including a risk-based capital measure and Tier 1 Leverage Ratio. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2025 and December 31, 2024, the Bank exceeded its risk-based regulatory capital requirements but was non-compliant with its Tier 1 Leverage Ratio. As of June 30, 2025, the Bank’s Tier 1 Leverage Ratio was 4.60%%, which was substantially lower than its target of 14.0%, as required under its consent order agreement with the FDIC. Nevertheless, the Bank was considered “adequately-capitalized” under Prompt Corrective Action regulatory guidelines as of June 30, 2025. See further discussion of the Bank’s capital condition in Footnote 9 Subsequent Events of the June 30, 2025 Unaudited Consolidated Financial Statements.

As of June 30, 2025, there were no material capital expenditure commitments outstanding. All certificates of deposit mature in less than one year.

Going Concern

As of September 30, 2025, our liquidity ratio is approximately 95% and our net loan to asset ratio is approximately 5%, with only one non-performing loan with a carrying amount below $0.1 million. This means that there is sufficient liquidity to satisfy all expected customer withdrawals and there is no material credit risk to Old Glory Bank from loans. However, if we are not able to continue to raise new capital, our existing capital will not be sufficient to fund our continued growth and operating losses.

Our financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if we are unable to continue as a going concern.

Old Glory Bank’s Total Capital as of June 30, 2025 was $9.8 million. The audited financial statements as of December 31, 2024 include disclosure in Note 2 by our auditor that expresses substantial doubt about our ability to continue as a going concern, if the Bank is not able to continue to raise capital. Our ability to continue as a going concern and the appropriateness of using the going concern basis of reporting is dependent upon, among other things, additional capital infusion.

See further discussion of the Bank’s capital condition in Footnote 9 Subsequent Events of the June 30, 2025 Unaudited Consolidated Financial Statements.

Item 2. Unaudited Interim Financial Statements

Old Glory Holding Company and Subsidiaries

Oklahoma City, Oklahoma

Consolidated Financial Statements

June 30, 2025

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2024
(000’s omitted, except share data)	(Unaudited)

Assets

Cash and Due from Banks	$6,016	$2,258
Federal Funds Sold	68,389	40,564
Excess Balance Account at the Federal Reserve	101,837	109,894
Interest Bearing Deposits with Other Banks	23,191	21,889
TOTAL CASH AND CASH EQUIVALENTS	199,433	174,605

Investment Securities Available for Sale, at fair value (amortized cost $12,430 and $426 at June 30, 2025 and December 31, 2024, respectively)	12,406	423
Mortgage Loans Held for Sale	1,682	739

Loans Receivable	14,889	3,785
Allowance for Credit Losses	(193)	(43)
NET LOANS	14,696	3,742

Correspondent Bank Stocks	38	38
Premises and Equipment	456	478
Core Deposit Intangible	105	112
Accrued Interest	257	27
Prepaid Expenses	3,114	3,216
Other Assets	322	21
TOTAL ASSETS	$232,509	$183,401

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED BALANCE SHEETS, CONTINUED

	June 30, 2025	December 31, 2024
(000’s omitted, except share data)	(Unaudited)
Liabilities and Stockholders’ Equity

Deposits:
Non Interest Bearing	$83,927	$60,392
Interest Bearing	137,658	112,617
TOTAL DEPOSITS	221,585	173,009

Accrued Interest and Other Liabilities	856	125
TOTAL LIABILITIES	222,441	173,134
Stockholders’ Equity:
Class A Common Stock, $0.0001 par value; 25,000,000 shares authorized; 21,385,242 and 21,187,076 shares issued at June 30, 2025 and December 31, 2024, respectively	2	2
Class B Common Stock, $0.0001 par value; 75,000,000 shares authorized; 21,299,990 and 20,457,355 shares issued at June 30, 2025 and December 31, 2024, respectively	2	2
Surplus	56,635	47,965
Accumulated Deficit	(46,546)	(37,691)
Accumulated Other Comprehensive Loss	(25)	(11)
TOTAL STOCKHOLDERS’ EQUITY	10,068	10,267

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$232,509	$183,401

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	June 30, 2025	June 30, 2024
Six Months Ended (000’s omitted, except share data)	(Unaudited)	(Unaudited)

INTEREST INCOME
Interest and Fees on Loans	$340	$109
Interest on Federal Funds Sold	926	316
Interest on Excess Balance Account	2,358	2,235
Interest on Deposits in Other Banks	392	163
Interest on Investment Securities	336	21
Dividends on Restricted Stock	-	2
TOTAL INTEREST INCOME	4,352	2,846

INTEREST EXPENSE
Deposits	863	386
TOTAL INTEREST EXPENSE	863	386

NET INTEREST INCOME	3,489	2,460

Provision for Credit Losses	150	7

NET INTEREST INCOME AFTER
PROVISION FOR CREDIT LOSSES	3,339	2,453

NONINTEREST INCOME
Service Charges, Fees and Other	341	126
Gain on sale of mortgage loans	202	881
Gain on sale of securities	133	-
Interchange income	764	431
Other Operating Income	-	28
TOTAL NONINTEREST INCOME	$1,440	$1,466

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF LOSS, CONTINUED

	June 30, 2025	June 30, 2024
Six Months Ended (000’s omitted, except share data)	(Unaudited)	(Unaudited)

NONINTEREST EXPENSE
Salaries and Employee Benefits	$5,307	$5,058
Stock Compensation Expense	1,823	-
Occupancy and Equipment	113	128
Data Processing	3,866	2,856
Marketing	718	562
Consultants	268	743
Client Service Expense	511	512
Bank Director Fees	146	113
Holding Company Director Fees	237	238
Miscellaneous Expenses	645	881
TOTAL NONINTEREST EXPENSE	13,634	11,091
LOSS BEFORE INCOME TAXES	(8,855)	(7,172)
Income Taxes	-	-
NET LOSS	$(8,855)	$(7,172)

Earnings per share:
Basic and diluted	$(0.21)	$(0.18)

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	June 30, 2025	June 30, 2024
Six Months Ended (000’s omitted)	(Unaudited)	(Unaudited)

NET LOSS	$(8,855)	$(7,172)

Other comprehensive loss before tax:
Change in unrealized (loss) gain on investment securities available for sale	118	(22)
Reclassification adjustment for securities gains realized in net loss	(133)	-
Other comprehensive loss, before tax	(14)	(22)

Income tax effect related to items of other comprehensive loss	-	-
Other comprehensive loss	(14)	(22)

COMPREHENSIVE LOSS	$(8,869)	$(7,194)

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(000’s omitted, except share data)	Class A Common Shares Outstanding	Class A Common Stock	Class B Common Shares Outstanding	Class B Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance, December 31, 2023	19,088,600	$2	19,937,000	$2	$27,441	$(17,284)	$7	$10,168
Net loss	-	-	-	-	-	(7,172)	-	(7,172)
Other comprehensive loss	-	-	-	-	-	-	(22)	(22)
Exercise of warrant options	-	-	356,000	-	356	-	-	356
Issuance of Class A Shares	1,170,008	-	-	-	7,020	-	-	7,020

Balance, June 30, 2024	20,258,608	$2	20,293,000	$2	$34,817	$(24,456)	$(15)	$10,350

Balance at December 31, 2024	21,187,076	$2	20,457,355	$2	$47,965	$(37,691)	$(11)	$10,267
Net loss	-	-	-	-	-	(8,855)		(8,855)
Other comprehensive loss	-	-	-	-	-	-	(14)	(14)
Stock compensation expense	-	-	-	-	1,823	-	-	1,823
Issuance of Class A Shares	198,166	-	-	-	1,304	-	-	1,304
Issuance of Class B Shares	-	-	842,635	-	5,543	-	-	5,543

Balance, June 30, 2025	21,385,242	$2	21,299,990	$2	$56,635	$(46,546)	$(25)	$10,068

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30, 2025	June 30, 2024
Six Months Ended (000’s omitted)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	$(8,855)	$(7,172)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	48	12
Provision for credit losses	150	7
Amortization of core deposit intangible	7	7
Gain on sale of mortgage loans	(202)	(883)
Proceeds from loan sales	9,449	21,861
Loans originated for sale	(10,190)	(19,888)
Gain on sale of investment securities available for sale	(132)	-
Net accretion of securities available for sale	(42)	(4)
Stock compensation expense	1,823	-
Net increase in accrued interest	(230)	-
Net decrease (increase) in prepaid expenses	102	(592)
Net (increase) decrease in other assets	(302)	428
Net increase (decrease) in accrued interest and other liabilities	732	(55)
Net cash used in operating activities	(7,642)	(6,279)

Cash flows from investing activities:
Net (increase) decrease in loans	(11,104)	482
Maturities in investment securities available for sale	-	48
Sales of investment securities available for sale	8,167	-
Purchases of investment securities available for sale	(19,988)	-
Purchases of premises and equipment	(26)	-
Net cash (used in) provided by investing activities	$(22,951)	$530

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	June 30, 2025	June 30, 2024
Six Months Ended (000’s omitted)	(Unaudited)	(Unaudited)

Cash flows from financing activities:
Net increase in non interest bearing deposits	$23,534	$9,083
Net change in interest bearing deposits	25,040	33,154
Capital contributions	6,847	7,376
Repayments of warehouse line of credit	-	(1,820)
Net cash provided by financing activities	55,421	47,793

Net increase in cash and cash equivalents	24,828	42,044

Cash and cash equivalents at beginning of period	174,605	89,804

Cash and cash equivalents at end of period	$199,433	$131,848

Schedule of Certain Cash Flow Information

Interest paid	$863	$386

Income taxes paid	$-	$-

See accompanying notes to consolidated financial statements.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Old Glory Holding Company and its subsidiaries (collectively, the “Company”) conform to accounting principles generally accepted in the United States (“U.S. GAAP”) and practices within the banking industry. The following represents the more significant of the accounting and reporting policies and practices.

Nature of Operations

Old Glory Holding Company (the “Company”) is a Delaware Corporation formed in 2021 for the purpose of raising capital and acquiring what is now Old Glory Bank (the “Bank”).

The Company acquired First State Bank of Elmore County (“FSBEC”) on November 30, 2022. At the time, FSBEC had total assets of $13.7 million. FSBEC was subsequently renamed Old Glory Bank. The Bank is a wholly owned Oklahoma State Chartered Bank. The Bank provides conventional loan and deposit services to its customers, with an emphasis on mobile banking. Deposits, which grew by approximately $87 million in 2024, are primarily from the Bank’s online customers which are located throughout the United States. After the acquisition, Old Glory Bank successfully implemented nationwide online and mobile banking for both consumers and businesses.

The Bank’s wholly owned subsidiary, American Mortgage Bank, LLC (“AMB”) was formed and incorporated in November 2013 and is engaged in the business of originating 1–4 family residential mortgages that are sold on the secondary market. AMB originates and sells residential mortgage loans from various states.

In April 2024, the Company negotiated the sale of AMB to Bluechip Bancshares, LLC (“Bluechip”), a company controlled by the family of a board member of Old Glory Bank. The sale of AMB in 2024 was based on an option granted to Bluechip to buy AMB within two years of the FSBEC sale date, contained in the original Stock Purchase Agreement (“Agreement”), as amended. Terms of the sale included a purchase price of $1.2 million , which approximated the book value of AMB, plus the required exercise of 356,000 of Class B common warrants that had been granted to Bluechip in the Agreement

The Company also owns 100% of the equity of Old Glory Intellectual Property Holdings, LLC., a Georgia limited liability company, which entity holds intellectual property rights relating to Old Glory Bank’s trademarks.

The Company operates under a charter granted by the Oklahoma State Banking Department and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Oklahoma State Banking Department. The Company is headquartered in Oklahoma City, Oklahoma, with its physical banking operation located in Elmore City, Oklahoma.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Nature of Operations, continued

The unaudited interim condensed consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. The results of operations for any interim period are not necessarily indicative of results expected for the fiscal year ending December 31, 2025.

While certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), management believes that the disclosures herein are adequate to make the information presented not misleading.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s Audited Financial Statements as of and for the year ended December 31, 2024.

Summary of Significant Accounting Policies

Certain significant accounting policies followed by the Company are set forth in Note 1, “Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements in the Company’s 2024 Audited Financial Statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, fair value of financial instruments, and valuation of deferred tax assets.

(2)	GOING CONCERN

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(2)	GOING CONCERN, CONTINUED

The Company has experienced losses since inception in 2022 as it invests in the technology and personnel required to support a digital-first bank with a nationally recognized brand and a strategy to serve customers in every state. The Company incurred net losses of $8.9 million and $7.2 million during the six months ended June 30, 2025 and 2024, respectively, and has an accumulated deficit of $46.5 million as of June 30, 2025. The Company’s current level of capital is not expected to be sufficient to meet the minimum regulatory capital requirements over the next 12 months.

The Company is executing on a business plan to reach a sustainable level of performance and capital. As part of the business plan, management intends to raise substantial new capital funds from a variety of sources. As the capital raise plan is highly dependent on the action of multiple potential investors, there can be no assurance that the Company will be able to obtain the additional capital when needed, if at all.

The consolidated financial statements do not include any adjustment to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company was unable to continue as a going concern.

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS

The Company grants residential real estate, commercial real estate, commercial and industrial, and consumer loans throughout the United States. The debtors’ ability to honor their obligations to the Company is dependent on the general economic conditions of the defined lending area. Generally, the loans are secured by real estate, accounts receivable, inventory, or commercial property. The loans are expected to be repaid from cash flow or proceeds from the sale of secured assets. The Company’s lending policy requires that secured loans be collateralized by sufficient assets to provide a margin of safety between the loan balance and the value of underlying collateral securing the loan. When borrowers default on loans, the Company pursues normal legal actions to foreclose upon or repossess the collateral securing the loan.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS, CONTINUED

A summary of the Company’s loans by portfolio segment as of June 30, 2025 and December 31, 2024 is as follows:

(000’s omitted)	June 30, 2025	December 31, 2024

Residential real estate	$3,638	$600
Commercial real estate	5,159	349
Commercial and industrial	3,631	2,338
Consumer and other (including overdrafts of $171 and $74, respectively)	2,461	498
Total loans	14,889	3,785
Less allowance for credit losses	(193)	(43)

Net loans	$14,696	$3,742

The following presents the activity in the allowance for credit losses by loan portfolio segment as of and for the six months ended June 30, 2025 and June 30, 2024. Allocation of a portion of the allowance to one segment of loans does not preclude its availability to absorb losses in other segments.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS, CONTINUED

(000’s omitted) As of and for the Six Months Ended June 30, 2025	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of year	$9	$1	$28	$5	$43

Loans charged-off	-	-	-	-	-
Recoveries on loans previously charged-off	-	-	-	-	-

Net loans (charged-off) recovered	-	-	-	-	-

Provision charged to operating expense	27	98	11	14	150

Balance at end of six months	$36	$99	$39	$19	$193

(000’s omitted) As of and for the Six Months Ended June 30, 2024	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Consumer	Total

Balance at beginning of year	$2	$7	$13	$1	$23

Loans charged-off	-	-	-	-	-
Recoveries on loans previously charged-off	-	-	-	-	-

Net loans (charged-off) recovered	-	-	-	-	-

Provision charged to operating expense	4	2	2	-	7

Balance at end of six months	$6	$9	$15	$1	$31

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS, CONTINUED

The following presents loan balances by age and payment status:

(000’s omitted) June 30, 2025	Accruing 30–89 Days	Accruing 90 Days and Greater	Nonacrrual Loans	Accruing Current	Total Loans

Residential real estate	$-	$-	$-	$3,638	$3,638
Commercial real estate	-	-	-	5,159	5,159
Commercial and industrial	-	-	76	3,555	3,631
Consumer	-	-	3	2,458	2,461

	$-	$-	$79	$14,810	$14,889

December 31, 2024
Residential real estate	$26	$-	$-	$574	$600
Commercial real estate	-	-	-	349	349
Commercial and industrial	77	-	78	2,183	2,338
Consumer	11	-	3	484	498

	$114	$-	$81	$3,590	$3,785

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS, CONTINUED

Collateral-Dependent Loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. During the six months ended June 30, 2025 and June 30, 2024, no material amount of interest income was recognized on collateral-dependent loans subsequent to their classification as collateral-dependent.

Effective January 1, 2023, the Company adopted ASU 2022-02, which requires certain disclosures for modifications of loans to borrowers experiencing financial difficulties. The Company had no modifications during the six months ended June 30, 2025 and the year ended December 31, 2024.

To assess the credit quality of loans, the Company classifies loans into risk categories based on relevant information about the ability of the borrowers to service their debts, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk classifications:

Special mention—Loans classified as special mention have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for these loans or of the Company’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligors or of the collateral pledged, if any. Loans so classified have one or more well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans are considered potential nonperforming or nonperforming loans depending on the accrual status of the loans.

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. These loans are considered nonperforming.

Loans not meeting the criteria above that are analyzed as part of the above-described process are classified as pass loans.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(3)	LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS, CONTINUED

As of June 30, 2025 and December 31, 2024, and based on the most recent analysis performed as of that date, the risk categories of loans by loan portfolio segment were as follows:

(000’s omitted) June 30, 2025	Pass	Special Mention	Substandard	Total

Residential real estate	$3,638	$-	$-	$3,638
Commercial real estate	5,159	-	-	5,159
Commercial and industrial	3,555	-	76	3,631
Consumer	2,461	-	-	2,461

	$14,813	$-	$76	$14,889

December 31, 2024
Residential real estate	$554	$-	$46	$600
Commercial real estate	273	-	76	349
Commercial and industrial	2,124	-	214	2,338
Consumer	492	-	6	498

	$3,443	$-	$342	$3,785

As of June 30, 2025 and December 31, 2024, the Company had no loans classified as doubtful.

(4)	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. Fair values may not represent actual values of assets and liabilities that could have been realized on the measurement date or that will be realized in the future. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

ASC Topic 820, “Fair Value Measurement,” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(4)	FAIR VALUE MEASUREMENTS, CONTINUED

Level 1: Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3: Valuation is generated from techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Financial Assets Measured on a Recurring Basis

The Company uses the following methods and assumptions in estimating the fair value of its financial assets on a recurring basis:

Investment Securities Available for Sale

The fair values of investments securities available for sale are obtained from independent pricing services utilizing Level 2 inputs. The fair value measurements considered to be observable inputs may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other things.

The tables below present the recorded amount of assets measured at fair value on a recurring basis:

	Fair Value Measurements at June 30, 2025 Using:
(000’s omitted)	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets:
Securities available for sale:
U.S. Treasury	$-	$4,196	$-	$4,196
Agency	-	7,984	-	7,984
Municipal	-	226	-	226
Total securities available for sale	$-	$12,406	$-	$12,406

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(4)	FAIR VALUE MEASUREMENTS, CONTINUED

Financial Assets Measured on a Recurring Basis (Continued)

	Fair Value Measurements at December 31, 2024 Using:
(000’s omitted)	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets:
Securities available for sale:
U.S. Treasury	$-	$199	$-	$199
Agency	-	-	-	-
Municipal	-	224	-	224
Total securities available for sale	$-	$423	$-	$423

During the six months ended June 30, 2025 and year ended December 31, 2024, there were no transfers between the various levels.

Financial Assets Measured on a Non-Recurring Basis

Following is a description of valuation methodologies used for assets recorded at fair value on a non-recurring basis:

Mortgage Loans Held for Sale

Loans held for sale, which represent current mortgage production not yet sold, are recorded at the lower of current market prices or cost. The Company treats the loans held for sale as nonrecurring Level 2 in the event a write down were needed. Loans held for sale were carried at amortized cost as of June 30, 2025 and December 31, 2024. Interest rate lock commitments with customers and the related derivative were immaterial at June 30, 2025 and December 31, 2024, and have not been valued

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(4)	FAIR VALUE MEASUREMENTS, CONTINUED

Financial Assets Measured on a Non-Recurring Basis (Continued)

Individually Evaluated Loans

The fair value of individually evaluated loans, formerly “impaired” under incurred loss methodology, with specific allocations of the ACL is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Individually evaluated loans are evaluated on at least a quarterly basis for additional impairment and adjusted in accordance with the loan policy.

The tables below present the recorded amount of assets measured at fair value on a nonrecurring basis:

	Fair Value Measurements at June 30, 2025 Using:
(000’s omitted)	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets:
Mortgage loans held for sale	$-	$1,682	$-	$1,682
Individually evaluated loans	-	-	76	76

	$-	$1,682	$76	$1,758

	Fair Value Measurements at December 31, 2024 Using:
(000’s omitted)	(Level 1)	(Level 2)	(Level 3)	Total

Financial assets:
Mortgage loans held for sale	$-	$739	$-	$739
Individually evaluated loans	-	-	78	78

	$-	$739	$78	$817

The Company had no liabilities carried at fair value or measured at fair value on a non-recurring basis as of June 30, 2025 and December 31, 2024.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(4)	FAIR VALUE MEASUREMENTS, CONTINUED

Financial Assets Measured on a Non-Recurring Basis (Continued)

The following table presents quantitative information about financial and non-financial assets measured at fair value on a non-recurring basis using Level 3 valuation inputs as of June 30, 2025 and December 31, 2024:

	Valuation Technique	Significant Unobservable Inputs	Range of Inputs
Individually evaluated loans	Appraised Value	Discounts to appraisals	0-10%

Fair Value of Financial Instruments

Financial instruments require disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contractual obligation which requires the exchange of cash. Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.

The following is a description of valuation methodologies used to estimate fair value for certain other financial instruments.

Cash and Cash Equivalents

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold, excess balance account at the Federal Reserve, and interest bearing deposits with other banks.

Loans

The valuation of loans held for investment is estimated using the exit price notion which incorporates factors, such as enhanced credit risk, illiquidity risk and market factors that sometimes exist in exit prices in dislocated markets. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company’s loan portfolio is initially fair valued using a segmented approach, using the four categories as disclosed in Note 3 - Loans and Allowance for Credit Losses. Loans are considered a Level 3 classification.

Deposits

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. The fair value of certificate of deposit accounts are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(4)	FAIR VALUE MEASUREMENTS, CONTINUED

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments, at June 30, 2025 and December 31, 2024 are as follows:

		Fair Value Measurements at June 30, 2025 Using:
(000’s omitted)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$199,433	$199,433	$199,433	$-	$-
Securities available for sale	12,406	12,406	-	12,406	-
Mortgage loans held for sale	1,682	1,715	-	1,715	-
Loans receivable, net	14,696	13,908	-	-	13,908
Correspondent bank stocks	38	38	-	38	-
Accrued interest receivable	257	257	-	257	-
Financial Liabilities:
Deposits
Demand deposits	$214,879	$214,879	$-	$214,879	$-
Time deposits	6,706	6,706	-	6,706	-
Accrued interest payable	2	2	-	2	-

		Fair Value Measurements at December 31, 2024 Using:
(000’s omitted)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$174,605	$174,605	$174,605	$-	$-
Securities available for sale	423	423	-	423	-
Mortgage loans held for sale	739	753	-	753	-
Loans receivable, net	3,742	4,370	-	-	4,370
Correspondent bank stocks	38	38	-	38	-
Accrued interest receivable	27	27	-	27	-
Financial Liabilities:
Deposits
Demand deposits	$169,268	$169,268	$-	$169,268	$-
Time deposits	3,741	3,741	-	3,741	-
Accrued interest payable	1	1	-	1	-

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(5)	DEPOSITS

The major classifications of deposits are as follows:

(000’s omitted)	June 30, 2025	December 31, 2024

Non Interest bearing demand deposit accounts	$83,927	$60,392
Interest bearing transaction accounts	39,701	27,285
Savings accounts	91,250	81,592
Certificates of deposit	6,706	3,741

	$221,585	$173,009

At June 30, 2025 and December 31, 2024, certificates of deposit in excess of $250 thousand were $1.8 million and $1.3 million, respectively, and all outstanding certificates of deposit were scheduled to mature in less than 1 year.

(6)	COMMON STOCK

The Company has authorized 100 million shares of Common Stock, par value $0.0001. The Common Stock has been issued in two classes: (A) one class has been denominated the “Class A Common Stock,” which includes Offered Shares, and (B) the other class has been denominated the “Class B Common Stock.” The Class A Common Stock (Offered Shares) comprises 25,000,000 shares, and the Class B Common Stock comprises 75,000,000 shares.

In the event of a liquidation or sale of the Company and after payment in full of all other creditors, the holders of Class A Common Stock shall be entitled to receive, in preference to the holders of the Class B Common Stock, the sum of their aggregate unrecouped original issue purchase price, or a pro rata portion thereof in the case of insufficient funds. Any excess funds are to be distributed among Class A and Class B holders on a pro-rated basis assuming conversion of all Class A shares into Class B shares.

The Class A Common Stock of any holder may be converted into Class B Common Stock at any time upon the election of such holder based on the share’s original issue price. Additionally, all Class A Common Stock shall be automatically converted into Class B Common Stock, effective upon the occurrence of a Qualified Public Offering assuming that the closing price per share of the first trading day of the Company’s stock is at least 5 times the purchase price of the Class A stock.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(7)	EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

(000’s omitted, except share data)	June 30, 2025	June 30, 2024
Basic
Net loss	$(8,855)	$(7,172)

Weighted average common shares outstanding	42,699,047	39,613,868

Basic and diluted earnings per common share	$(0.21)	$(0.18)

For the six months ended June 30, 2025 and the year ended December 31, 2024, there were 3,384,762 and 3,391,449, respectively, stock option and warrants that were excluded from the calculation of earnings per share because the effect would have been anti-dilutive.

(8)	REGULATORY CAPITAL

On May 1, 2024, the Bank agreed to a Consent Order from the FDIC and the Oklahoma State Banking Department (“State”), addressing, among other items, Board oversight, monitoring policies, internal control testing, management, operations, and increased capital for the Bank.

The Consent Order was the result of an examination of the Bank by the FDIC and the State that resulted in certain criticisms of the Bank. The Consent Order requires that:

●	The Board of Directors increase participation in the Bank’s affairs by assuming responsibility for the approval of the Bank’s policies and objectives and for the oversight of the Bank’s executive and senior management, including approval of a process to monitor all Bank activities and compliance with the Bank’s Board-approved policies;
●	Board of directors shall monitor the overall condition of the Bank, its risk profile, and compliance with internal policies, regulations, statutes, statements of policy, and rules;
●	The Bank shall notify the FDIC and State of the resignation or termination of any of the Bank’s directors or executive officers;
●	The Bank shall obtain the written approval of the State prior to the addition of any individual to the Board or the employment of any individual as an executive officer;
●	The Board update its existing business plan to provide updated goals and projections through the year 2026 and submit to the FDIC and State for comment and approval;
●	In the event there are changes to the business plan or any event that results in a deviation of 10%, the business plan must be resubmitted for comment and approval;
●	The Board shall create a written Capital Plan to ensure management is monitoring capital levels and submit to the FDIC and State for comment and approval;
●	After establishing an adequate Allowance for Credit Losses, the Bank shall maintain its Tier 1 Leverage ratio equal to 14 percent of the Bank’s Average Total Assets;

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(8)	REGULATORY CAPITAL, CONTINUED

●	The Tier 1 Leverage ratio shall be achieved and maintained through retention of earnings, collection of charged-off assets, reduction in total assets, sale of new equity, or any combination thereof;
●	While this order is in effect, the Bank shall not declare or pay dividends or bonuses, without the prior written consent of the FDIC and State;
●	The Board shall ensure that the interest rate risk management model report is prepared and reviewed by the Board quarterly;
●	The Board shall correct all apparent violations of laws or non-conformance with applicable rules and regulations noted in the Report of Examination of the Bank as of September 18, 2023;
●	The Board shall fully implement the existing Board-approved Audit and Compliance Assessment Policy;
●	The Bank shall conduct audits required by the Audit and Compliance Assessment Policy;
●	The Board shall engage an independent qualified audit firm to audit the Bank’s IT controls;
●	Management shall develop a formal audit tracking system for IT audit issues, vulnerability assessment and penetration test findings, and examination deficiencies;
●	The Board shall develop, approve, and implement the following formal policies and procedures:
○ Electronic Funds Transfer Policy;
○ Security Incident Response Policy; and
○ Item Processing Procedures.
●	The Board shall ensure that the following policies and programs are revised:
○ The Information Security program;
○ Business Continuity Management Plan; and
○ The Third-Party Security Policy.
●	The Board shall ensure that established IT-related committees meet formally and are performing their delegated IT responsibilities and duties, including conducting, at a minimum, quarterly meetings;
●	The Board shall ensure the Bank’s cybersecurity preparedness and resiliency is at a baseline maturity level. The results of managements cybersecurity evaluation shall be presented to the Board for review and approval;
●	The Board shall initiate procedures to improve the initial vendor analysis process;
●	The Board shall ensure management conducts a full-scope test of the Business Continuity Management Plan and the Incident Response Plan. A written summary of the results shall be provided to the Board;
●	The Bank shall furnish written progress reports to the FDIC and State detailing the form and manner of any actions taken to secure compliance with this Order and the results thereof. These reports shall be reviewed by the Board;

The provisions of this Order will remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC and State.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(8)	REGULATORY CAPITAL, CONTINUED

The Company is actively engaged in responding to the concerns raised in the Consent Order. The Company will continue their efforts to comply with all provisions of the Consent Order, and believes they are taking the appropriate steps necessary to comply.

Minimum Regulatory Requirements

The federal banking agencies published final rules (the Basel III Capital Rules) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules apply to banking organizations.

In connection with the effectiveness of Basel III, most banks are required to decide whether to elect to opt-out of the inclusion of Accumulated Other Comprehensive Income (AOCI) in their Common Equity Tier 1 Capital. This is a one-time election and generally irrevocable. If electing to opt-out, most AOCI items will be treated, for regulatory capital purposes, in the same manner in which they were prior to Basel III. The Bank has not elected to opt-out of the inclusion.

Among other things, the Basel III Capital Rules: (i) introduce a new capital measure entitled “Common Equity Tier 1” (CET1); (ii) specify that tier 1 capital consist of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations.

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules (even for highly rated institutions). The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is included in computing regulatory capital. Management believes as of June 30, 2025, the Bank does not meet all capital adequacy requirements to which they are subject.

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(8)	REGULATORY CAPITAL, CONTINUED

Prompt corrective action regulations provide five classifications: well capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Effective as of the date of the Consent Order, May 1, 2024, and due to the existence of minimum capital ratios in the Consent Order, the Bank’s status under the FDIC’s prompt corrective action rules was, by regulation, lowered from well-capitalized to adequately-capitalized.

As a result of its being deemed adequately-capitalized, the Bank cannot accept, renew, or rollover brokered deposits as defined by the regulation.

Additionally, the Bank is subject to rate caps on deposits products as calculated by the FDIC, based on national rates for deposits of comparable size and maturity.

As of the date of the Consent Order, the FDIC has categorized the Bank as “adequately-capitalized” under the regulatory framework for Prompt Corrective Action (“PCA”) due to the existence of the Order discussed above with minimum capital levels included.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements:

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2025:
Total Capital to risk weighted assets	$9,949	27.61%	$2,883	8.00%	$3,603	10.00%
Tier 1 (Core) Capital to risk weighted assets	$9,756	27.08%	$2,162	6.00%	$2,883	8.00%
Common Tier 1 (CET1)	$9,756	27.08%	$1,621	4.50%	$2,342	6.50%
Tier 1 (Core) Capital to average assets	$9,756	4.60%	$8,481	4.00%	$10,601	5.00%

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

OKLAHOMA CITY, OKLAHOMA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

(8)	REGULATORY CAPITAL, CONTINUED

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024:
Total Capital to risk weighted assets	$10,035	61.29%	$1,310	8.00%	$1,637	10.00%
Tier 1 (Core) Capital to risk weighted assets	$9,992	61.03%	$982	6.00%	$1,310	8.00%
Common Tier 1 (CET1)	$9,992	61.03%	$737	4.50%	$1,064	6.50%
Tier 1 (Core) Capital to average assets	$9,992	5.80%	$6,890	4.00%	$8,613	5.00%

(9)	SUBSEQUENT EVENTS

On September 11. 2025, the Bank was notified by the FDIC that it falls within the “Undercapitalized” category since its Leverage Capital ratio declined below 4.00% to 3.74% as of August 27, 2025. Under Section 38 of the Federal Deposit Insurance Act, if a bank is “undercapitalized,” such bank is subject to certain mandatory requirements including under Section 38:

●	The bank must submit an acceptable capital restoration plan.
●	The bank must comply with asset growth restrictions.
●	The bank must not pay dividends or any other capital distributions without prior approval by the FDIC.
●	The bank must obtain FDIC prior approval to make any acquisition, open any new branch offices, engage in any new line of business, or make any transfers or payments to any affiliate, including the Company.
●	The bank must not pay any bonuses or compensation to any senior executive officer unless such payments are authorized by the FDIC.
●	The Bank must provide weekly updates to the FDIC and Oklahoma State Banking Department (OSBD) regarding the status of the bank’s recapitalization efforts.
●	The Bank may not accept, renew, or roll over brokered deposits or pay a rate of interest on any deposits in excess of the national rate by more than 75 basis points.
●	The Bank is prohibited from accepting employee benefit deposits.

On September 19, 2025, additional capital was contributed to the Bank such that it is no longer undercapitalized and the Bank’s Tier 1 Leverage Ratio is above 4%, and it remains above 4% as of the date of this filing.

Item 3. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

Company’s Offering Statement Form 1-AA filed with the SEC on December 16, 2024

2.1 Certificate of Incorporation of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.2 Amended Certificate of Incorporation of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.3 Bylaws of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.4 Amended and Restated Bylaws of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.4 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

4.1 Form of Subscription Agreement for Old Glory Holding Company Class B Common Stock Regulation A (Tier II) (incorporated by reference to Exhibit 4.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.1 Transfer Agent Services Agreement, dated August 29, 2024, between Rialto Markets Transfer Services, LLC and Old Glory Holding Company. (incorporated by reference to Exhibit 6.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.2 Old Glory Holding Company 2022 Stock Incentive Plan, dated March 29, 2022 (incorporated by reference to Exhibit 6.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.3 Form of Award Agreement under the Old Glory Holding Company 2022 Stock Incentive Agreement. (incorporated by reference to Exhibit 6.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.4 Stock Restriction Agreement Stock Restriction Agreement, dated November 9, 2021 (as amended) between Old Glory Holding Company and the Stockholders that are a party thereto. Note: Investors in this Offering will not become a party hereto.

6.5 Registration Rights Agreement, dated November 9, 2021, between Old Glory Holding Company and the holders of Class A Common Stock that are a party thereto. Note: Investors in this Offering will not become a party hereto. (incorporated by reference to Exhibit 6.5 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.6 Deposit Account Control Agreement, dated November 4, 2024, among Old Glory Holding Company, Rialto Markets, and Old Glory Bank (incorporated by reference to Exhibit 6.6 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

11.1 Consent of Eide Bailly LLP to our report relating to the consolidated financial statements of Old Glory Holding Company for the calendar years ended 2024 and 2023

99.1 Consent Order issued by the Federal Deposit Insurance Corporation and the Oklahoma State Banking Department, dated May 1, 2024 in the matter of Old Glory Bank (incorporated by reference to Exhibit 99.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD GLORY HOLDING COMPANY

By:	/s/ David A. Bright
David A. Bright
Chief Financial Officer

Date: September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael P. Ring	President & Chief Executive Officer	September 29, 2025
Michael P. Ring

/s/ Ben Carson	Director	September 29, 2025
Ben Carson

/s/ Tony Dieste	Director	September 29, 2025
Tony Dieste

/s/ Larry Elder	Director	September 29, 2025
Larry Elder

/s/ Dan Schneider	Director	September 29, 2025
Dan Schneider

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